Exhibit 99.3

TRX GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period and year ended August 31, 2023

Management’s Discussion and Analysis
August 31, 2023

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for TRX Gold Corporation (“TRX Gold” or the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2023 included in the Company’s Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2023. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information, including our press releases, has been filed electronically on SEDAR+ and is available online under the Company’s profile at www.sedarplus.ca and on our website at www.TRXGold.com.

This MD&A reports our activities through November 29, 2023 unless otherwise indicated. References to the 4th quarter of 2023 or Q4 2023, and references to the 4th quarter of 2022 or Q4 2022 mean the three months ended August 31, 2023 and 2022, respectively. Unless otherwise noted, all references to currency in this MD&A refer to US dollars. Unless clearly otherwise referenced to a specific table, numbers referenced refer to numbered Endnotes on page 41.

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information, including without limitation statements about TRX Gold’s future business, operations and production capabilities. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; and the speculative nature of, and the risks involved in, the exploration, development and mining business.

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and approved the scientific and technical information in this MD&A. Mr. Cheatle is the Chief Operating Officer, a Director of TRX Gold and a Director of the Company’s subsidiaries, including Buckreef Gold Company Limited (“Buckreef Gold”) and TRX Gold Tanzania Limited (“TRX Gold Tanzania”). Therefore, he is not considered to be independent under NI 43-101. Mr. Cheatle has over 30 years of relevant industry experience, a Master of Business Administration (MBA) from Capella University, USA (2005), and an Honours Degree in Geology from the Royal School of Mines, Imperial College, London, UK (1985). He is a registered professional geoscientist with Professional Geoscientists of Ontario, Canada (Reg. No. 0166).

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Management’s Discussion and Analysis
August 31, 2023

The disclosure contained in this MD&A of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled “The National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa For TRX Gold” with an effective date (the “Effective Date”) of May 15, 2020 (the “2020 Technical Report”). The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer, each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca. The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during the year ended August 31, 2023. The Company has engaged two globally recognized and respected mining consulting groups to undertake a comprehensive review of the MRE, and economic analysis which was previously conducted under the 2003 CIM code. This in turn follows significant infill and exploration drilling, plus other required technical work undertaken over the prior 18 months. This work is currently being undertaken to be compliant with the November 2019 CIM Code for the Valuation of Mineral Properties, which are different with respect to the 2003 guidelines. There can be no assurance that there will not be a change in the MRE and Mineral Reserve as disclosed in the 2020 Technical Report after such work has been updated (in accordance with the 2019 CIM code).

Certain information presented in this MD&A may constitute “forward-looking statements” and “forward looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and under securities legislation applicable in Canada, respectively. Such forward-looking statements and information are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements and information. Investors are referred to our description of the risk factors affecting the Company, as contained in our U.S. Securities and Exchange Commission (“SEC”) filings, including our Annual Report on Form 40-F and Report of Foreign Private Issuer on Form 6-K, and our Annual Information Form also posted on SEDAR+, for more information concerning these risks, uncertainties, and other factors.

TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 20201, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource (“M&I Resource”) of 35.88 million tonnes (“MT”) at 1.77 grams per tonne (“g/t”) gold containing 2,036,280 ounces (“oz”) of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current mineral resource base and advancing the larger project development which represents 90% of current mineral resources. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 20201 and filed under the Company’s profile on SEDAR+ and with the SEC on June 23, 2020 (the “2020 Technical Report”) for more information.

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1 See Cautionary Statement

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Management’s Discussion and Analysis
August 31, 2023

Highlights – Fourth Quarter and Year Ended 2023

2023 was a milestone year for the Company as it reflected the first year operating the expanded 1,000+ tonne per day (“tpd”) processing plant at full design capacity (November 2022 onwards) and using the cash flow generated from mining operations to fund additional growth and successful exploration at Buckreef Gold. During 2023 the Company recorded its highest annual: (i) production, (ii) sales, (iii) gross profit, (iv) net income, (v) operating cash flow, and (vi) Adjusted EBITDA. The Company reinvested $17.8 million during the year to successfully grow Buckreef Gold by expanding the processing plant from 360 tpd to 1,000+ tpd, procuring an additional 1,000 tonne per day (“tpd”) ball mill to increase annual throughput by 75-100%, advancing construction of a significantly expanded tailings storage facility (“TSF”) to accommodate higher production volumes, and investing in further infrastructure, capital assets and studies to support the long term growth of Buckreef Gold. During the year the Company also announced successful exploration results, including positive near surface drilling results from the Anfield and Eastern Porphyry Zones and an extension of the Buckreef Main Zone South by an additional 200 meters, increasing the strike length of the Buckreef Main Zone deposit, or known gold mineralization, to over 2.0 kilometers. These positive results continue to demonstrate the immense opportunity at Buckreef Gold and reflect successful execution of the Company’s sustainable business plan where cash flow from operations funds value creating activities.

Key highlights for Q4 2023 and Year Ended August 31, 2023 include:

•	In September 2022, Buckreef Gold announced successful commissioning of the expanded 1,000+ tpd processing plant. The plant reached nameplate capacity in October 2022 and commercial production was declared effective in November 2022. Q2 2023 was the first full quarter operating the 1,000+ tpd processing plant at full design capacity.

•	In Q4 2023, poured 4,965 ounces of gold and sold 4,796 ounces of gold, resulting in positive operating cash flow for the Company of $2.7 million.

•	In Q4 2023, recognized revenue of $9.2 million, cost of sales of $5.1 million, generating gross profit of $4.1 million, gross profit margin of 44%, quarterly net income of $2.3 million and Adjusted EBITDA[2] of $2.8 million.

•	For the year ended August 31, 2023, Buckreef Gold poured 20,759 ounces of gold, in line with full year production guidance, and sold 20,864 ounces of gold. These are both annual operating records and resulted in positive operating cash flow for the Company of $17.3 million.

•	For the year ended August 31, 2023, recognized revenue of $38.3 million, cost of sales of $20.1 million, generating gross profit of $18.2 million, gross profit margin of 47%, net income of $7.0 million, and Adjusted EBITDA[1] of $13.7 million, all annual financial records for the Company.

•	During the year the Company used cash flow from operations to order an additional 1,000 tpd ball mill to advance the short-term objective of increasing Buckreef Gold’s current average annual throughput by 75-100% through the addition of this new mill. In October 2023, the ball mill arrived on site and earthworks have commenced. The expanded plant has a targeted completion date in the second half (“H2”) of fiscal 2024 (“F2024”) and is expected to benefit production in Q4 2024.

•	Gold production for F2024 is expected to be between 25,000 – 30,000 ounces at total average cash cost[1] of $800 – 900 per ounce.

•	During the year, the Company successfully processed 6,500 tonnes of sulphide ore through the existing milling facility, achieving an indicative gold recovery of 88.7%. This bulk sample test indicates that the Company can likely process sulphide ore through its existing processing plant, thus potentially minimizing capex for future plant expansions.

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Numerical annotations throughout the text of the remainder of this document refer to the endnotes found on page 41.

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Management’s Discussion and Analysis
August 31, 2023

•	During the year the Company drilled 11,171 meters of exploration, infill and sterilization drilling, excluding grade control drilling. Buckreef Gold announced positive near surface drilling results from the Anfield and Eastern Porphyry Zones which are in close proximity to the Buckreef Main Zone and present an opportunity to host future mineral resources outside of the Buckreef Main Zone. Buckreef Gold also announced an extension of the Buckreef Main Zone South by an additional 200 meters, increasing the strike length of the Buckreef Main Zone deposit, or known gold mineralization, to over 2.0 kilometers.

•	Subsequent to year end, the Company announced the appointment of Shubo Rakhit as Chairman of the TRX Gold Board following the passing of its founder and Chairman James E. Sinclair, at the age of 82. Mr. Sinclair founded TRX Gold and had been Chairman and Director since 2000.

Fiscal 2024 Outlook

•	The Company continues to advance a project aimed at increasing the average annual throughput by 75-100% with an expansion of the existing carbon-in-leach (“CIL”) plant. As demonstrated with the first plant upgrade, construction will seamlessly integrate into the existing operating plant. This includes an expansion of the crushing circuit and installation of a 1,000 tpd ball mill (ordered from CSI Energy Group (Tanzania) Limited in partnership with Solo Resources Pty Ltd in South Africa). The new 1,000 tpd ball mill arrived on site in early October 2023 and earthworks have commenced for the ball mill plinth, tank line foundation and bund wall which will support the additional leach tanks. All other significant long-lead items have been ordered, including crushing equipment, interstage screens and agitators. Buckreef Gold is targeting an expected completion date of the expanded plant in the second half of fiscal 2024. The total capital cost of the mill expansion is expected to be approximately $6.0 million, of which approximately $1.5 million has been incurred to date. The remaining capital cost will be funded from a combination of existing cash resources, cash flow from operations, ore stockpiles, gold forward sales and bank financing. Buckreef Gold is currently in advanced discussions with Tanzanian banks for both operating and term loan facilities.

•	Gold production at Buckreef Gold is expected to be between 25,000 - 30,000 ounces at total average cash cost[1] of $800 - $900 per ounce. Gold production is expected to be lower in the first half of F2024 due to the ramp-up and commissioning of the 2,000 tpd processing plant during Q3/Q4 2024. Higher production and lower cash cost per ounce are expected in H2 F2024 once the ramp-up is complete and the processing plant achieves steady state operation at nameplate capacity of 2,000+ tpd.

•	Operating cash flow from the 2,000+ tpd processing plant will be predominantly reinvested in the Company with a focus on value enhancing activities, including: (i) exploration and drilling with a focus on potential mineral resource expansion at Buckreef Main (northeast and south), Buckreef West, Anfield, Eastern Porphyry extension; (ii) re-evaluation of Bingwa and Tembo; (iii) additional capital programs focused on further plant expansions and production growth; and (iv) enhanced CSR/ESG programs.

•	Sustaining capital, excluding waste rock stripping, includes certain infrastructure investments at Buckreef Gold, including construction of a significantly expanded TSF, and procurement of heavy plant equipment, including a wheel loader, generator, forklift, crane, light vehicles, and dewatering pumps to support the expanded production from the 2,000 tpd processing plant.

•	Capitalized waste rock stripping will be expensed or capitalized based on the actual quarterly stripping ratio versus the expected life of mine stripping ratio and may be variable quarter over quarter and year over year. In F2024, capitalized stripping is expected to be highest in Q1 and then incurred evenly over Q2-Q4 based on the expected mine plan.

•	Growth capital includes expansion initiatives related to the long-term growth of Buckreef Gold, including the plant expansion project aimed at increasing the average annual throughput to 2,000 tpd through the expansion of the crushing circuit and installation of a new 1,000 tpd ball mill.

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Management’s Discussion and Analysis
August 31, 2023

•	Exploration spending in F2024 includes diamond drill and reverse circulation drilling services provided by State Mining Corporation (“STAMICO”) for a program which includes; brownfields drilling at Buckreef Main Zone (NE and SW), Buckreef West, Eastern Porphyry, and greenfield drilling at Anfield.

•	The larger development project, in which the ‘sulphide ore’ encompasses approximately 90+% of the Buckreef Main Zone’s Measured and Indicated Mineral Resources, is a key mid-to-long term value driver. Unlocking this value is an important business objective for the Company. The larger development project will evaluate the options for a high return large scale project. It is the goal of the Company to exceed the metrics outlined in the 2020 Technical Report, including annual production, strip ratios and key financial metrics. The Company continues to work with our principal consultants on advancing the larger development project, including advanced metallurgical testing across the deposit and geotechnical studies for a deeper pit. Concurrent with this work, the Company has started assessing the construction and operation of a significantly larger processing facility.

Operational and Financial Details – Fourth Quarter and Year End 2023

Mining and Processing

•	During the three months ended August 31, 2023, Buckreef Gold reported zero lost time to injuries (“LTI”) and recorded a safety incident frequency rate of 0 (per million hours). During the twelve months ended August 31, 2023 Buckreef Gold regretfully reported one LTI at site. The accident occurred in May 2023, and the employee is expected to make a full recovery and return to work. For the twelve months ended August 31, 2023, including contractors, Buckreef Gold recorded a safety incident frequency rate of 0.72 (per million hours). The Company’s two main contractors, FEMA Builders Limited (“FEMA”) and STAMICO, recorded a safety incident frequency rate of 0 (per million hours).

•	During Q4 2023, Buckreef Gold poured 4,965 ounces of gold and sold 4,796 ounces of gold. The 37% increase in gold production in Q4 2023 compared to the prior year period is mainly attributable to an increase in ore tonnes milled following commissioning of the expanded 1,000+ tpd processing plant in Q1 2023. Production during Q4 2023 was higher than Q3 2023 (4,764 ounces) mainly due to higher head grade of 2.41 g/t (Q3 2023: 2.00 g/t) and higher throughput of 74 thousand tonnes (“kt”) (Q3 2023: 68 kt) as mining activities in Q3 2023 were heavily impacted by the rainy season in Tanzania (March – May) which limited tonnes mined and plant throughput. For the twelve months ended August 31, 2023, the Company produced 20,759 ounces of gold, in line with full year guidance, and sold 20,864 ounces of gold, both full year records for the Company.

•	Due to the excessive rain experienced during Q3 2023, the Company strategically pivoted its mining plan to include a test bulk sample of sulphide ore which was subsequently processed through Buckreef Gold’s existing processing plant. Over 6,500 tonnes of sulphide ore was successfully processed, achieving an indicative gold recovery of 88.7%. This is a significant achievement, (approximately 90% of Buckreef Gold’s gold mineral resource is held in sulphide / ‘fresh' material), thus unlocking significant economic potential for the project. This bulk sample test indicates that the Company can likely process sulphide ore through its existing processing plant, thus potentially minimizing capex for future plant expansions.

•	During Q4 2023 the 1,000+ tpd processing plant achieved the following statistics: (i) average throughput of 801 tpd; (ii) plant availability of 85%; and (iii) an average recovery rate of 88%. Average throughput in Q4 2023 was partially affected by a 280-kilowatt motor breakdown for mill #4, which led to two weeks of downtime for mill #4 during August 2023. A new spare motor was sourced and throughput levels of 1,000+ tpd resumed in late August 2023. For the twelve months ended August 31, 2023, the processing plant achieved the following statistics: (i) average throughput of 852 tpd; (ii) plant availability of 91%; and (iii) an average recovery rate of 90%. The full year processing plant statistics reflect the successful ramp-up and commissioning of the expanded 1,000+ tpd processing plant in November 2022.

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Management’s Discussion and Analysis
August 31, 2023

•	Total ore mined in Q4 2023 was 168 kt and total waste mined was 659 kt contributing to a strip ratio of 3.9 (waste:ore tonnes). Mining activity in Q4 2023 provided access to higher grade ore blocks compared to Q3 2023, which, combined with lower waste tonnes, contributed to an improved strip ratio (Q3 2023: 8.8 waste:ore tonnes). The 130% increase in total tonnes mined compared to the prior year period is mainly related to a higher mining rate to feed the 1,000+ tpd processing plant which was commissioned in Q1 2023. For the twelve months ended August 31, 2023, total ore mined was 478 kt and total waste mined was 2,675 kt contributing to a strip ratio of 5.6 (waste:ore tonnes).

•	As at August 31, 2023, the run-of-mine (“ROM”) pad stockpile contained 272,109 tonnes at an average grade of 1.00 g/t with an estimated 8,742 ounces of contained gold. A further stockpile of crushed mill feed of 4,822 tonnes at 2.71 g/t containing an estimated 420 ounces of gold has been accumulated between the crusher and mill. The fair market value of the ounces of gold on the ROM pad stockpile and crushed ore stockpile is approximately $17.8 million using the London PM Fix gold price of $1,942 per ounce as at August 31, 2023. Since year-end August 31, 2022, the Company added to the ROM pad stockpile (3,444 ounces) but drew down 797 ounces on the crushed ore stockpile to support mill feed, particularly during the wet season in Q3 2023. These fluctuations in ROM pad inventory are anticipated throughout the course of the year and are designed to ensure steady state processing. During Q1 2023, the Company processed stockpiled and mined material to commission the expanded 1,000+ tpd processing plant (which included 7 new large CIL tanks) and consequently reported an increase of gold in circuit, reflecting a buildup of metal inventory in the CIL tanks during plant commissioning. The Company reported 853 ounces of gold in circuit at August 31, 2023, which reflected an increase of 65 ounces from May 31, 2023 following gold elution and smelting activity during Q4 2023. The stockpile and gold in circuit balance provides support for the Company to meet its production guidance in fiscal 2024.

•	Tailings Storage Facility Pond 1 (TSF 2.1) was filled to the freeboard elevation in Q4 2023 and placement of tailings into Pond 2 (TSF 2.2) commenced as of August 30, 2023. Phase 1 of TSF 2.2 construction was completed and Phase 2 is underway for completion in Q1 2024. Completion of Phase 2 of TSF 2.2 will provide storage into Q2 2025. The final phase of TSF 2.2 construction is planned for Q1 2025, which will provide further storage until the beginning of Q1 2026. Long term solutions are under investigation, including two sites for long term tailings deposition, as well as using thickened tails (dry stacking) with co-disposal with pit waste.

Exploration

•	In Q4 2023, the Company primarily focused on grade control drilling to support mining activity during the quarter. While there was limited exploration/resource development drilling in Q4 2023, during Q3 2023, the Company drilled 3 additional holes representing 839 meters at Buckreef Gold including exploration drilling at Eastern Porphyry and geotechnical drilling at Buckreef Gold’s Main Zone. For the twelve months ended August 31, 2023, the Company drilled 37 holes representing 6,916 meters including infill drilling at Buckreef Main, exploration drilling at Anfield and Eastern Porphyry zones, and sterilization drilling in the ROM pad area.

•	In Q3 2023 the Company announced near surface drilling results from the Anfield and Eastern Porphyry Zones, with highlights of 14 meters @ 3.5 g/t including 3.0 meters @ 10.9 g/t from 47 m from the Eastern Porphyry, and 2.94 m grading at 13.74 g/t, from 43.00 m in the Anfield zone. The zones are located at the northern end of a 3-kilometer-long zone of identified gold mineralization that is subparallel to the east of Buckreef Main Zone. The intercepts confirm multiple zones of strong mineralization towards the south-west of the known Eastern Porphyry deposit and the first diamond drill hole intersections on the Anfield Zone. Both mineralized zones are in close proximity to the Buckreef Main Zone and present an opportunity (assuming exploration success) to host future mineral resources outside of the Buckreef Main Zone.

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Management’s Discussion and Analysis
August 31, 2023

•	During the twelve months ended August 31, 2023, the Company also drilled to the southwest (“SW”) of the Main Zone, beyond and under the historical South Pit (24 drill holes representing 4,255 meters). Assay results from both wide spaced drill programs are encouraging with wide zones of mineralization encountered in some holes that are comparable to present mining areas. Importantly, the deposit now remains open on strike to the SW, NE and at depth. Since drilling recommenced in 2021, an additional 500 meters of gold mineralization (along strike and representing approximately 30% increase in the strike length of known gold mineralization) have been identified. The identification of the additional 500 meters of strike length to the deposit provides future opportunity for the Company to potentially add additional mineral resources.

Larger Development Project

•	Buckreef Gold has commenced the long-lead items for de-risking the larger development project, including: (i) geotechnical characterization to determine the ultimate pit slopes of the 2-kilometre-long open pit. The field work was completed in early Q3 2023 with consultants SGS Canada Inc (“SGSC”) and Terrane Geoscience Inc; and (ii) the variability metallurgical study for the first 5 - 7 years of potential production of the larger development project. To date a total of 19 metallurgical holes (2,367 meters) have been completed along the entire strike of the Buckreef Main deposit. These holes were shipped to SGS South Africa for metallurgical testing.

•	The Company, in conjunction with Ausenco Engineering Canada Inc. (“Ausenco”), has identified potential locations for the larger processing plant, tailing storage facilities, potential dry stack tailings facility, waste rock piles and other associated infrastructure. All locations are subject to successful ‘sterilization drilling’, which commenced in Q2 2023, and ongoing planning.

•	The exploration drilling program for F2024 will also focus on infill and expansion drilling at Eastern Porphyry, Buckreef West, inferred mineral resources and strike extensions, both to the NE and SW of the Main Zone – which, if successful, has the potential to increase tonnes to higher mineral resource categories.

•	During the twelve months ended August 31, 2023, the Company received significant assay results for the metallurgical testing program, the results of which demonstrate: (i) continuity of mineralization down dip and along strike of the deposit; and (ii) excellent width and grade of mineralization. As part of the upcoming metallurgical variability study, using core from this program, the Company plans to assess the amenability of the sulphide material to be processed through the existing processing plant, using its relatively simple flowsheet. This study, in conjunction with the reported 6,500 tonne bulk sample results, is expected to have positive implications for potential plant expansions and a straightforward flow sheet similar to the existing processing plant.

Environmental, Social and Corporate Governance

•	The Company is committed to working to high ESG standards and is implementing several community programs, while continuing to develop a broader framework and policies. There were no reportable environmental or community related incidents during the three and twelve months ended August 31, 2023. Buckreef Gold continued to develop its ESG program during the quarter, after successfully partnering with the Geita District and District Commissioners on school, water and health projects.

•	Buckreef Gold worked with Geita District Council and local wards to collaboratively identify programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold’s local hiring practices and includes Science, Technology, Engineering and Mathematics and gender goals.

•	A Memorandum of Understanding was signed in Q2 2022 between Buckreef Gold and the Geita District Council to provide support around education in the wards of Lwamgasa, Kaseme, Busanda and Bugulula, being the host wards for the mine site. A total of 420 million Tanzania Shillings (approximately $180,000) was budgeted by Buckreef Gold for fiscal 2023 (“F2023”), commencing July 2022 – August 2023, to support priority areas in agreement with the Geita District Council.

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Management’s Discussion and Analysis
August 31, 2023

During Q4 2023, the Company continued to make progress on these initiatives and completed construction activities on a new health center and primary school classrooms in the Busanda district, and a new health center and primary school upgrades in the Geita district. In total, the Company incurred approximately 457 million Tanzania Shillings (approximately $200,000) to complete these projects.

•	Buckreef Gold’s operations: (i) are connected to the Tanzanian national electricity grid and utilize grid power which is significantly and increasingly sourced from hydroelectric facilities (in Tanzania); (ii) recycle all water used in its operations; (iii) do not discharge water from its operations; (iv) employ a workforce that comprises 100% Tanzanian citizens (120 full-time employees, 259 contract miners and project contractors); (v) include development and building activities that are focused on maximizing local content; and (vi) exhibit a ‘100 mile diet’ by procuring all food locally. In addition, the Company is evaluating utilization of dry stack tailings for the larger development project.

•	The Company supports local procurement in its activities by first sourcing within the immediate wards, then out to district, region and nation. Only those items or services not available in Tanzania are purchased externally, first prioritizing East Africa, Africa, then globally.

•	The Company will continue to develop a broader ESG program, including reporting aligned with definitions from the World Economic Forum, and identifying its contributions to the United Nations Sustainable Development Goals over F2024.

Financial

•	During Q4 2023, Buckreef Gold poured 4,965 ounces of gold and sold 4,796 ounces of gold at an average realized price[1] of $1,936 per ounce excluding the revenue and gold ounces sold related to the prepaid gold purchase agreement with OCIM Metals & Mining SA (“OCIM”) (“average realized price (net)[1]”).

•	For the twelve months ended August 31, 2023, gold ounces poured and sold were 20,759 and 20,864 respectively, both annual records for the Company, at an average realized price (net)[1] of $1,845 per ounce.

•	During Q4 2023, the Company recognized revenue of $9.2 million, cost of sales of $5.1 million and cash cost[1] of $982 per ounce. The Company generated gross profit of $4.1 million (44% gross profit margin), quarterly net income of $2.3 million, operating cash flow of $2.7 million and Adjusted EBITDA[1] of $2.8 million. The increase in revenue, gross profit, operating cashflow and Adjusted EBITDA[1] compared to the prior comparative period follows successful ramp-up and commissioning of the 1,000+ tpd processing plant in November 2022.

•	For the twelve months ended August 31, 2023, the Company recognized revenue of $38.3 million, cost of sales of $20.1 million, gross profit of $18.2 million (47% gross profit margin), net income of $7.0 million, operating cash flow of $17.3 million and Adjusted EBITDA[1] of $13.7 million, all annual records for the Company.

•	For the twelve months ended August 31, 2023, the Company recorded cash cost[1] of $904 per ounce. Cash cost[1] per ounce were higher than the prior year comparative period ($651 per ounce), and above the top end of the previously guided range of $750 - $850 per ounce. This is due to higher than expected processing costs, lower than expected throughput, and a slightly lower than planned head grade. Higher processing costs of $21.81 per tonne (2022: 15.32 per tonne) were predominantly driven by higher than expected power costs and unplanned maintenance expense incurred mainly during the second half of F2023. Higher power costs were mainly due to an increase in fuel expense, resulting from consumption of a higher proportion of diesel genset power than expected, due to inconsistent and unstable grid power availability, low voltage and load shedding from the Tanzanian National Electricity Supply Company (“TANESCO”) grid powerline during H2.

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Management’s Discussion and Analysis
August 31, 2023

Higher fuel consumption combined with an increase in diesel prices from an average of $0.90/liter in 2022 to an average of $1.30/liter in 2023 had a negative impact of approximately $18 per ounce on 2023 cash cost. Higher maintenance costs were mainly related to a 280-kilowatt motor breakdown for mill #4, which led to two weeks of downtime for mill #4, combined with an overhaul of the crushing circuit, including installation of a new cone crusher, vibrating screen, and mill reline. The unplanned plant maintenance and overhaul of the crushing circuit had a negative impact of approximately $30 per ounce on 2023 cash cost but are expected to accommodate longer-term processing of sulphide ore and to de-risk the longer-term production profile.

•	For F2024, to mitigate the impact of higher fuel cost associated with diesel genset power usage, the Company engaged TANESCO, and the regional government to ensure better continuity of grid power as required by Buckreef Gold. In November 2023 a new 33 kilo-volt-ampere (“kVA”) powerline was commissioned by TANESCO, which accesses power from a substation closer to Buckreef (60 km from site as compared to the current powerline which is located 250 km from site). The connection of the new powerline to Buckreef Gold was completed during November 2023 and is expected to provide more stable, consistent power availability for the expanded plant. The Company is evaluating with local experts (CSI Energy) its short term and longer term power requirements, which may include industrial scale battery power (that can act as a ‘power stabilizer’ and backup power source) to reduce reliance on diesel genset power in the future.

•	As at August 31, 2023, the Company had cash of $7.6 million and working capital of $4.5 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement (non-cash).

•	During Q3 2023, the Company entered into a series of gold zero-cost collar contracts for 1,800 gold ounces per month totaling 9,000 gold ounces to be settled from April 2023 to August 2023, at a maximum and minimum gold price of $2,030 and $1,825 per gold ounces respectively. During the year ended August 31, 2023, gold zero-cost collar contracts for a total of 9,000 gold ounces expired unexercised. As at August 31, 2023, there were no gold zero-cost collar contracts outstanding.

•	During Q3 2023, the Company announced that it entered into an At The Market Offering Agreement (“ATM”) with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent, pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $10 million. If the Company chooses to sell shares under the ATM Offering, the Company intends to use the net proceeds of this offering for working capital and for other general corporate purposes. To date, no shares have been sold under the ATM agreement.

•	During Q4 2022, the Company announced that its operating subsidiary, Buckreef Gold, entered into a pre-paid gold purchase agreement with a contract price totaling US$5.0 million with OCIM. The total contract price can be made available to Buckreef Gold in tranches with a $2.5 million upfront tranche and further tranches to be drawn over the next 18 months at Buckreef Gold’s option. During Q1 2023, the Company drew down the first tranche of $2.5 million in exchange for delivering 434 ounces of gold per quarter, commencing February 2023, for a total of 1,735 ounces of gold over four quarters. On July 11, 2023, the Company drew $1.0 million from the second tranche of the Agreement in exchange for delivering 46 ounces of gold per month, commencing October 2023, for a total of 603 ounces of gold over four quarters. Subsequent to year end, the Company drew an additional $1.5 million from the second tranche of the Agreement.

•	As at August 31, 2023, the Company recognized $5.6 million of sales tax receivable on the Consolidated Statements of Financial Position. Sales tax receivables consist of harmonized services tax and value added tax (“VAT”) due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). During the three months ended August 31, 2023, the Company received $2.1 million of VAT refunds from the TRA. Subsequent to August 31, 2023, the Company received $1.3 million of VAT refunds from the TRA.

9

Management’s Discussion and Analysis
August 31, 2023

Board of Directors

•	On October 9, 2023, the Company announced the passing of its founder and Chairman James E. Sinclair, at the age of 82. Mr. Sinclair founded TRX Gold and acted as Chairman and Director since 2000.

•	On October 23, 2023, the Company announced the appointment of Shubo Rakhit as Chairman of the TRX Gold Board. Mr. Rakhit has had a prominent career as a highly respected strategist and sought after trusted advisor. His 30+ year career has included senior positions at several global and Canadian investment banks and advisory firms including CIBC, Bank of Nova Scotia, Bank of America Securities, KPMG Corporate Finance and Echelon Wealth Partners. Mr. Rakhit’s distinguished career includes leading over $90 billion of M&A transactions, and over $100 billion of global capital markets issuance, including many well-known transformational transactions and complex capital solutions, that have also encompassed mining companies. The strength of his relationships is characterized by authenticity and trust that will assist the Company in broadening its access to capital markets and its strategic direction at a time of rapid growth for the organization.

10

Management’s Discussion and Analysis
August 31, 2023

Operational Overview

The Buckreef Gold Project

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1). The Buckreef Gold Project area can be accessed by ferry across Smiths Sound, via a paved national road and, thereafter, via well maintained unpaved regional roads. The Buckreef Gold Project comprises five prospects, namely Buckreef (encompassing three prospects), Eastern Porphyry and Anfield. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Gold Project is fully licensed for mining and the extraction of gold.

The Buckreef Gold Project Mineral Resources as of May 15, 2020, are as follows:

	Measured			Indicated			Inferred			Total (Measured + Indicated)
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
Area	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510

Note: Main Zone at 0.4 g/t cut-off, and Eastern Porphyry, Bingwa and Tembo at 0.5 g/t cut-off

Mineral Resources inclusive of Mineral Reserves

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

All resources below 540 mRL are classified as inferred

Estimates over variable widths of 2 to 40 meters

Bulk Density ranges 2.0 g/cm3 to 2.8 g/cm3

55% attributable to the Company

Effective Date: May 15, 2020

The Buckreef Gold Project Mineral Reserves remained as of the May 15, 2020 Technical Report and are tabulated below.

Buckreef Reserves	Tonnes	Grade	In Situ Gold Content
	(Mt)	Au (g/t)	Kg	oz
Proven-Stockpile	119,726	1.86	223	7,160
Proven	9,352,183	1.72	16,092	517,358
Probable	9,730,764	1.36	13,265	426,492
Mineral Reserves	19,202,673	1.54	29,580	951,010

1) Mineral Reserves is inclusive of Mineral Reserve shapes, mining recovery, mining dilution and open pit preproduction development costs. Mineral Reserve estimate includes dilution.

2) Mineral Reserve was estimated using NI 43-101F compliant Standards on Mineral Resources and Reserves, Definitions.

3) Contained metal may differ due to rounding.

Mineral Resource and Reserve Statements

The Company did not complete any new work that would warrant reporting material changes in the previously reported MRE and Mineral Reserve statements during this reporting period. The Company has engaged two globally recognised and respected mining consulting groups to undertake a comprehensive review of the MRE. This in turn follows significant infill and exploration drilling, plus other required technical work undertaken over the prior 18 months. This work is currently being undertaken to be compliant with the November 2019 CIM Code for the Valuation of Mineral Properties, which are different with respect to the 2003 guidelines (refer to cautionary statement on page 2).

11

Management’s Discussion and Analysis
August 31, 2023

Figure 1: Location of Buckreef Gold Project Licences in the Lake Victoria Greenstone Belt

31.5°
32°
32.5°
33°
33.5°
34°
-2.5°
-3°
-3.5°
Ukerewe I.
Serengeti Corridor
Ikuza Is.
RUBONDO ISLANDS
Maisome Is.
GAME RESERVE
BIHARAMULO GAME RESERVE
L A K E V I C T O R I A
Nafuba I.
Speke Gulf
Geita
Nyanzaga
Tulawaka
Buckreef
Bulyanhulu
Golden Ridge
Nyakafuru
Buzwagi
Lake Nyanza
LEGEND
Gold Mines
Town
Railway
Roads_Victoria
Bukoban Sediments
Greenstone
Mbuga Soil
Alkaline Syenite - Fault Controlled
SCALE 1:800,000

12

Management’s Discussion and Analysis
August 31, 2023

Processing Plant and Operations

In September 2022, Buckreef Gold announced that the 1,000+ tpd oxide mill circuit was commissioned and was ramping up production from its original 360 tpd capacity. First ore was introduced to the expanded processing plant in September 2022 and the team ramped up throughput reaching nameplate capacity of 1,000+ tpd at the end of October 2022. Commercial production of the 1,000+ tpd processing plant was declared in November 2022. Q2 2023 was the first full quarter of the 1,000+ tpd operating at capacity. The full year processing plant statistics below reflect the successful ramp-up and commissioning of the expanded 1,000+ tpd processing plant in November 2022.

During Q4 2023, Buckreef Gold poured 4,965 ounces of gold and sold 4,796 ounces of gold. The 37% increase in gold production in Q4 2023 compared to the prior year period is mainly attributable to an increase in ore tonnes milled following commissioning of the expanded 1,000+ tpd processing plant in Q1 2023. Production during Q4 2023 was higher than Q3 2023 (4,764 ounces) as a result of higher head grade of 2.41 g/t (Q3 2023: 2.00 g/t) and higher throughput of 74 kt (Q3 2023: 68 kt) as mining activities in Q3 2023 were heavily impacted by the rainy season in Tanzania (March – May) which limited tonnes mined and plant throughput. For the twelve months ended August 31, 2023, the Company produced 20,759 ounces of gold and sold 20,864 ounces of gold, both full year records for the Company.

Select operating, financial and stockpile information from the expanded operation for the three and twelve months ended August 31, 2023 follows below:

Select Operating and Financial Data

	Unit	Three months ended August 31, 2023	Three months ended August 31, 2022	Twelve months ended August 31, 2023	Twelve months ended August 31, 2022
Operating Data
Ore Mined	k tonnes	168	69	478	199
Waste Mined	k tonnes	659	291	2,675	621
Total Mined	k tonnes	828	360	3,153	820
Strip Ratio	w:o	3.9	4.2	5.6	3.1
Mining Rate	tpd	8,998	3,917	8,638	2,246
Mining Cost (Variable)	US$/t	$3.47	$3.64	$3.32	$3.19
Plant Ore Milled	k tonnes	74	36	311	105
Head Grade	g/t	2.41	3.13	2.38	2.89
Plant Utilization	%	85	93	91	90
Plant Recovery Rate	%	88	92	90	90
Processing Cost (Variable)	US$/t	$25.76	$14.45	$21.81	$15.32
Plant Mill Throughput	tpd	801	390	852	287
Gold Ounces Poured	oz	4,965	3,619	20,759	8,874
Gold Ounces Sold	oz	4,796	3,363	20,864	8,598
Financial Data[1]
Revenue[2]	$ ('000s)	9,187	6,028	38,320	15,094
Gross Profit	$ ('000s)	4,082	4,143	18,194	9,379
Net income (loss)	$ ('000s)	2,309	(2,350)	7,045	(2,322)
Adjusted EBITDA[3]	$ ('000s)	2,820	2,251	13,690	3,861
Operating Cash Flow	$ ('000s)	2,747	2,355	17,327	2,955
Average Realized Price (gross)[3]	$/oz	1,916	1,792	1,837	1,756
Average Realized Price (net)[3,4]	$/oz	1,936	1,792	1,845	1,756
Cash Cost[3]	$/oz	982	575	904	651
[1] Note that the table above does not present comparative statistics for revenue, costs of good sold and related sales and cost metrics for the twelve month comparable period as Buckreef Gold early adopted the IAS 16 amendment as disclosed in the three and six months ended February 28, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures.
[2] Revenue includes immaterial amounts from the sale of by-product silver and copper.
[3] Refer to the "Non-IFRS Performance Measure" section.
[4] Net of revenue and ounces of gold sold related to OCIM gold prepaid purchase agreement.

13

Management’s Discussion and Analysis
August 31, 2023

Operations Discussion

Gold Production and Sales

During Q4 2023, Buckreef Gold poured 4,965 ounces of gold and sold 4,796 ounces of gold at an average realized price (net)1 of $1,936 per ounce. For the twelve months ended August 31, 2023, Buckreef Gold poured 20,759 ounces of gold and sold 20,864 ounces of gold at an average realized price (net)1 of $1,845 per ounce. Gold ounces produced and sold reflected an increase relative to the prior year comparative periods mainly due to an increase in plant throughput following commissioning of the expanded 1,000+ tpd processing plant in Q1 2023.

Mining

Total ore tonnes mined in Q4 2023 increased to 168 kt from 69 kt in the prior year period due to a higher mining rate following the successful commissioning of the expanded 1,000+ tpd processing plant during Q1 2023. Mining activity in Q4 2023 provided access to a higher proportion of ore tonnes combined with a lower proportion waste tonnes, contributing to an improved strip ratio in Q4 2023 (3.9 waste:ore tonnes) compared to the prior year period. During the first nine months of F2023 the Company expedited waste stripping to access a greater extent of ore, including higher grade blocks, and is expected to benefit production in F2024. For the twelve months ended August 31, 2023, total ore mined was 478 kt and total waste mined was 2,675 kt contributing to a strip ratio of 5.6 (waste:ore tonnes).

Mining costs per tonne (variable) primarily reflect contractor mining costs following the hiring of FEMA in Q1 2022 on a two-year contract to mine ore, waste, and to construct the TSF at Buckreef Gold. Mining costs per tonne (variable) of $3.47 in Q4 2023 was lower than the prior year comparative period ($3.64) primarily due to a decrease in blasting cost (per tonne), as the Company had scheduled additional blasting activity in Q4 2022 (on a relative per tonne basis) to coincide with the commissioning of the 1,000+ tpd process plant. On a year to date basis, mining costs per tonne of $3.32 were higher than the prior year comparative period ($3.19 per tonne) primarily due to an expedited waste stripping campaign during the first nine months of F2023, combined with an increase in blasting activities (per tonne) as the Company accessed a greater extent of sulphide ore.

Processing

During Q4 2023 the 1,000+ tpd processing plant achieved the following statistics: (i) average throughput of 801 tpd; (ii) plant availability of 85%; and (iii) an average recovery rate of 88%. Average throughput in Q4 2023 was partially affected by a 280-kilowatt motor breakdown for mill #4, which led to two weeks of downtime for mill #4 during August 2023. A new spare motor was sourced and throughput levels of 1,000+ tpd resumed in late August 2023. For the twelve months ended August 31, 2023, the processing plant achieved the following statistics: (i) average throughput of 852 tpd; (ii) plant availability of 91%; and (iii) an average recovery rate of 90%. The full year processing plant statistics reflect the successful ramp-up and commissioning of the expanded 1,000+ tpd processing plant in November 2022.

For the three months ended August 31, 2023, processing costs per tonne of $25.76 were higher than the prior year comparative period (Q4 2022: $14.45 per tonne) predominantly due to higher power costs, unplanned maintenance, lower head grade, and the impact of lower processing plant throughput due to mill downtime (801 tpd vs 1,000+ tpd plant capacity) on overhead plant cost absorption. Higher power costs were mainly due to an increase in fuel expense, resulting from a higher proportion of diesel genset power usage than expected, due to inconsistent and unstable grid power availability, low voltage and load shedding from the TANESCO grid powerline during Q4 2023. This was combined with an increase in diesel prices from an average of $0.90/liter in 2022 to an average of $1.30/liter in 2023. Higher maintenance costs were mainly related to a 280-kilowatt motor breakdown for mill #4, which led to two weeks of downtime for mill #4, combined with an overhaul of the crushing circuit, including installation of a new cone crusher, vibrating screen, and mill reline. The plant maintenance and overhaul of the crushing circuit are expected to accommodate longer-term processing of sulphide ore and to de-risk the longer-term production profile.

14

Management’s Discussion and Analysis
August 31, 2023

For the twelve months ended August 31, 2023, processing costs per tonne of $21.81 were higher than the prior year comparative period (2022: $15.32) due to higher power costs, unplanned processing plant maintenance, lower head grade, and an increase in power utilization, fuel consumption, reagents and consumables associated with the first-fill of the expanded 1,000+ tpd processing facility which was commissioned during Q1 2023. Following commissioning of the expanded 2,000 tpd processing facility, it is expected that the higher processing plant throughput will provide greater economies of scale, through higher overhead cost absorption, and therefore benefit processing cost per tonne in F2024.

Stockpile, Gold in Circuit (GIC) and Finished Goods Inventory

As at August 31, 2023, the run-of-mine (“ROM”) pad stockpile contained 272,109 tonnes at an average grade of 1.00 g/t with an estimated 8,742 ounces of contained gold. A further stockpile of crushed mill feed of 4,822 tonnes at 2.71 g/t containing an estimated 420 ounces of gold has been accumulated between the crusher and mill. The fair market value of the ounces of gold on the ROM pad stockpile and crushed ore stockpile is approximately $17.8 million using the London PM Fix gold price of $1,942 per ounce as at August 31, 2023. Since year-end August 31, 2022, the Company added to the ROM pad stockpile (3,444 ounces) but drew down 797 ounces on the crushed ore stockpile to support mill feed, particularly during the wet season in Q3 2023. These fluctuations in ROM pad inventory are anticipated throughout the course of the year and are designed to ensure steady state processing. During Q1 2023, the Company processed stockpiled and mined material to commission the expanded 1,000+ tpd processing plant (which included 7 new large CIL tanks) and consequently reported an increase of gold in circuit, reflecting a buildup of metal inventory in the CIL tanks during plant commissioning. The Company reported 853 ounces of gold in circuit at August 31, 2023, which reflected an increase of 65 ounces from May 31, 2023 following gold elution and smelting activity during Q4 2023. The remaining stockpile and gold in circuit balance provides support for the Company to meet its production guidance in fiscal 2024. A summary of the ROM pad and crushed ore stockpile statistics are contained in Table 1 below:

Table: RoM Stockpile Summary (as at 31 August 2023)
Summary RoM Stockpile	Volume (m3)	Tonnes	Grade (g/t Au)	Metal (oz)
High Grade	1,082	1,782	2.58	148
Medium Grade	58,727	105,503	1.32	4,490
Low Grade	96,810	164,824	0.77	4,104
Total (RoM)	156,619	272,109	1.00	8,742
Crushed Ore (COS)	3,294	4,822	2.71	420
Total	159,913	276,931	1.03	9,162

15

Management’s Discussion and Analysis
August 31, 2023

Figure 2: Buckreef Gold Mine Mineral Reserve Open Pit (Q4 2023)

Figure 3: 1,000+ tpd Processing Plant at Buckreef Gold Mine, showing new CIL tanks and conveyor feed to the new ball mills (Q3 2023)

16

Management’s Discussion and Analysis
August 31, 2023

Figure 4: Buckeef Gold Expanded 1,000+ tpd Processing Plant, showing installation of two new 360 tpd ball mills (Q1 2023)

17

Management’s Discussion and Analysis
August 31, 2023

Figure 5a: Buckreef Gold Tailings Storage Facility Expansion at TSF 2.2 (Q4 2023 – first lift)

Figure 5b: Buckreef Gold Tailings Storage Facility Expansion liner installation at TSF 2.2 (Q3 2023)

18

Management’s Discussion and Analysis
August 31, 2023

Figure 6: Google Earth Satellite Image of Buckreef Gold Infrastructure (July 3rd, 2023)

Note: Google Earth image retrieved on 13 November, 2023. Image can be retrieved by entering “Buckreef Gold” into the search engine on Google Earth.

19

Management’s Discussion and Analysis
August 31, 2023

Exploration & Mineral Resources

The Company continues to evaluate the full potential of the Buckreef Gold property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves. Successful exploration will also provide greater production flexibility and growth. To achieve this goal the Company, in conjunction with Buckreef Gold, has:

•	Announced in Q3 2023 near surface drilling results from the Anfield and Eastern Porphyry Zones, with highlights of 14 meters @ 3.5 g/t including 3.0 meters @ 10.9 g/t from 47 meters from the Eastern Porphyry, and 2.94 meters grading at 13.74 g/t, from 43.00 meters in the Anfield zone (full results provided in Table 3). The zones are located at the northern end of a 3-kilometer-long zone of identified gold mineralization that is subparallel to the east of Buckreef Main Zone (Figure 7). The intercepts confirm multiple zones of strong mineralization towards the south-west of the known Eastern Porphyry deposit and the first diamond drill hole intersections on the Anfield Zone. Both mineralized zones are in close proximity to the Buckreef Main Zone and present an opportunity (assuming exploration success) to host future mineral resources outside of the Buckreef Main Zone.

•	Re-evaluated the Buckreef Main Zone for strike extensions, off-shoot splays, and at depth potential. The deposit is open in all directions (See Figure 7). To date, the Company has tested the NE Extension and successfully identified gold mineralization over an additional 300 meters. The deposit remains open along strike to the NE and future infill drilling is warranted. The SW extension has also been tested with wide-spaced drilling and the exploration program has returned encouraging results. The deposit now remains open along strike to the SW.

•	Collectively, between the NE extension and SW drilling the known strike extent of gold mineralization on the deposit structure has been expanded approximately 500 meters, or by nearly 30% since exploration recommenced. The Company will continue to identify areas offering the best opportunity to add gold ounces to the mineral resource inventory and commence an infill drilling program.

Buckreef Gold Exploration – Fourth Quarter and Year End 2023

In Q4 2023, the Company primarily focused on grade control drilling to support mining activity during the quarter. While there was limited exploration/resource development drilling in Q4 2023, during the twelve months ended August 31, 2023, the Company drilled 11,171 meters of exploration, infill, step-out and sterilization drilling, excluding grade control drilling.

Buckreef Gold Main Zone Drilling Results and Interpretation

The significant mineralized intercepts of the Buckreef Main Zone are as shown in Figure 7. It is evident that the deposit remains open on trend to the NE and SW. As previously noted, the Company had initiated a drill program, specifically to explore potential mineralization extensions to the NE and SW.

During the twelve months ended August 31, 2023, the Company received assay results from its exploration program which has provided another extension of known mineralization on the Buckreef Gold Main Zone to the south.

The results are positive and significant for the Company as they continue to demonstrate: (i) continuity of gold mineralization along strike to the southwest of the Main Zone deposit; and (ii) continued gold mineralization under the (historical) South Pit. The deposit, therefore, remains ‘open at depth and on strike,’ and in combination with the 300 meter extension of the NE (announced previously) represents approximately a 30% increase in the Main Zone deposit strike length to over 2.0 kms.

20

Management’s Discussion and Analysis
August 31, 2023

Highlights include:

•	Hole BMDD250 intersected 34.8 m grading @ 1.26 g/t Au from 87.2 m, including 10.0 m grading @ 3.08 g/t from 89.9 m; and

•	Hole BMDD275 intersected 16.5 m grading @ 2.01 g/t Au from 53.7 m, including 7.0 m grading @ 3.28 g/t from 56.0 m.

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

•	Extension of Buckreef Main Zone South by a further 200 meters: Expansion of the gold deposit mineralization by 300 meters in the NE and 200 meters in the southwest (increases in the strike length of the Buckreef Main Zone deposit, or known gold mineralization, to over 2.0 kms) on the Buckreef Gold deposit which contains over 2.0 million ounces of gold in the Measured and Indicated Mineral Resources in the Buckreef Main Zone. The Company has drilled a total of 24 drill holes representing 4,255 meters in the southwest area, with full results provided in Table 2. The Buckreef Main Zone continues to be open further to the NE and extending to the Buckreef Special Mining License boundary and to the SW (see Figure 8). In the latter the trend is aligned to several historical artisanal scale miner pits.

21

Management’s Discussion and Analysis
August 31, 2023

Table 2: Buckreef Main Zone South Drill Hole Sample Results Summary

Buckreef Main Zone South Drill Hole Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMDD248	DD	391,071.5	9,657,427.0	1,214.5	306	-58	143.0	148.0	5.0	0.45	Msz	Shear zone with Mild alteration
							192.5	198.0	5.5	0.38	Msz	Shear zone with mild alteration

BMDD249	DD	391,042.0	9,657,447.3	1,215.5	306	-54	120.4	128.0	7.6	0.41	Msz	Shear zone with mild alteration

BMDD250	DD	391,114.5	9,658,259.0	1,227.8	306	-60	30.0	33.0	3.0	0.42	Msz	Shear zone with mild alteration
							87.2	122.0	34.8	1.26	Msz	Mineralised shear zone with mild to strong alteration
							89.0	99.0	10.0	3.08	Msz	Shear zone with strong alteration

BMDD252	DD	391,061.7	9,657,528.7	1,216.3	306	-48	34.0	38.7	4.7	0.32	Msz	Shear zone with mild alteration
							79.5	99.0	19.5	0.74	Msz	Mineralised Shear zone with mild alteration

BMDD253	DD	390,927.6	9,657,500.0	1,218.1	126	-51	82.1	85.5	3.4	0.96	Msz	Mineralised shear zone with mild alteration

BMDD254	DD	391,137.4	9,657,821.0	1,220.2	306	-57	56.0	59.8	3.8	1.3	Msz	Mineralised shear zone with mild alteration

BMDD256	DD	391,122.7	9,657,787.0	1,219.6	306	-57	27.9	30.0	2.1	1.21	Msz	Mineralised shear zone with mild to strong alteration
							43.3	45.0	1.7	0.56
							54.0	57.7	3.7	1.73
							77.0	81.0	4.0	0.5

BMDD258	DD	391,078.9	9,657,620.0	1,217.3	306	-50	23.0	25.0	2.0	1.76	Msz	Mineralised shear zone with mild alteration
							41.0	44.0	3.0	0.47

BMDD259	DD	391,156.0	9,657,714.0	1,217.7	306	-53	82.0	83.5	1.5	0.82
							108.0	110.0	2.0	0.71	Msz	Mineralised shear zone with mild alteration
							131.0	136.0	5.0	0.52

BMDD267	DD	390,966.4	9,657,379.9	1,213.7	305	-62	165.0	167.0	2.0	1.41	Msz	Shear zone with mild alteration

BMDD273	DD	390,969.4	9,657,256.9	1,210.3	306	-57	36.1	37.7	1.6	0.49	Msz	Shear zone with mild alteration

BMDD274	DD	390,918.3	9,657,289.7	1,212.0	306	-57	39.4	41.0	1.7	0.78	Msz	Shear zone with mild alteration

BMDD275	DD	390,940.4	9,657,216.0	1,210.0	306	-57	27.5	29.2	1.8	0.51
							43.0	52.1	9.1	0.58
							53.7	70.2	16.5	2.01	Msz	Mineralised shear zone with mild to strong alteration
							56.0	63.0	7.0	3.27
							80.3	84.6	4.3	0.96

BMDD278	DD	390,967.1	9,657,195.1	1,209.2	306	-57	63.6	71.6	8.1	0.65
							83.0	89.3	6.3	1.00	Msz	Mineralised shear zone with mild alteration
							128.0	131.0	3.0	0.74

BMDD279	DD	390,996.1	9,657,175.3	1,208.9	306	-57	41.0	46.0	5.0	1.13
							48.0	51.0	3.0	0.63
							140.6	142.0	1.4	2.72	Msz	Mineralised shear zone with mild to strong alteration
							148.9	159.4	10.5	0.96

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

22

Management’s Discussion and Analysis
August 31, 2023

Table 3: Buckreef Eastern Porphyry and Anfield Zone Sample Results Summary

Eastern Porphyry Significant Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)

BMDD297	DD	391955	9657841	1223	126	55	12.90	19.00	6.10	1.41	FP	Oxidised Felsic pophyry with preserved shear fabric hosting quartz veins
							61.40	64.00	2.60	2.08	FP	Slightly sheared felsic porphyry with Quartz, Carbonate pyrite alterations.
							70.00	73.82	3.82	3.10	FP
							98.80	113.50	14.70	1.22	FP	Sheared unit of Felsic intrussive interfingering with mafic volanics. Quartz carbonate and pyrite altered.

BMDD298	DD	391997	9657844	1223	124	60	27.00	41.00	14.00	3.48	FP	Oxidised Felsic porphyry with preserved shear fabric hosting quartz veins
				Including			27.00	30.00	3.00	10.96
							47.00	72.23	25.23	1.62	FP	Weakly sheared felsic porphyry with moderate to strong Quatrz, Carbonate pyrite alterations.
							84.00	89.00	5.00	1.07	FP

BMDD299	DD	391901	9657813	1223	126	60	21.61	28.00	6.39	1.04	FP	Moderate to weakly oxidised Felsic pophyry with preserved shear fabric

BMDD300	DD	391989	9657821	1191	126	55	33.65	37.26	3.61	6.80	FP	Moderately oxidised Felsic pophyry with preserved shear fabric and hosting quartz vein

Anfield Prospect Significant Intercept Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
AFDD001	DD	391180.90	9657185.00	1210.275	135	-60	43	45.94	2.94	13.74	MB	Sheared mafic volcanic rock hosting quartz vein

AFDD002	DD	391164.50	9657169.00	1210.136	135	-60	42.71	44.54	1.83	1.17	MB	Sheared mafic volcanic rock
							83.42	88.34	4.92	0.9

AFDD004	DD	391209.40	9657173.00	1209.381	315	-60	32.45	38.54	6.09	1.41	MB	Sheared mafic volcanic rock

AFDD005	DD	391191.90	9657155.00	1209.368	315	-60	17.09	21.35	4.26	1.01	MB	Sheared mafic volcanic rock hosting quartz vein
							42.8	44.8	2.00	2.53		Sheared mafic volcanic rock
							47.09	51.15	4.06	1.27

AFDD007	DD	391108.36	9657186.36	1210.026	126	-55	137.5	138.5	1.00	5.71	MB	Sheared mafic volcanic rock with strong quartz carbonate pyrite alteration

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

23

Management’s Discussion and Analysis
August 31, 2023

Figure 7: NE Buckreef Main Zone and location of the Eastern Porphyry - Anfield Zone trend

388,000 mE
390,000 mE
392,000 mE
394,000 mE
396,000 mE
9,660,000 mN
9,658,000 mN
9,656,000 mN
9,654,000 mN
N
North East Extension
BR West
Main Zone
Eastern Porphyry
Southwest Extension
Anfield
Bingwa
Tembo
LEGEND
All intercept by Au_ppm
5 to 1,970
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Artisanal workings
Bottom and Upper Reference Line to Greenstone Belt
SML Boundary
BUCKREEF GOLD COMPANY LIMITED
ANFIELD ZONE WITH ALL SIGNIFICANT INTERCEPT MAP
Newly discovered gold trends

24

Management’s Discussion and Analysis
August 31, 2023

Figure 8: Map Showing Mineralization Extension and Location of Drill Results at Buckreef Main Zone Southwest Extension

390,900 mE
391,200 mE
BUCKREEF GOLD COMPANY
BUCKREEF SOUTH SIGNIFICANT INTERCEPT MAP
Drawing: JM
0 25 50 100
metres
9,657,900 mN
BMDD254
3.80m @ 1.3g/t Au from 56.0m
BMDD256
2.12m @ 1.21g/t Au from 27.88m,
1.67m @ 0.56g/t Au from 43.33m,
3.73m @ 1.73g/t Au from 54.00m,
4.00m @ 0.50g/t Au from 77.00m.
BMDD259
1.50m @ 0.82g/t Au from 82.00m,
2.00m @ 0.71g/t Au from 108.00m,
5.00m @ 0.52g/t Au from 131.00m.
BMDD258
2m @ 1.76g/t Au from 23.00m,
3m @ 0.47g/t Au from 41.00m.
BMDD252
4.70m @ 0.32g/t Au from 34.00m,
19.51m @ 0.74g/t Au from 79.49m.
BMDD248
5.00m @ 0.45g/t Au from 143.00m,
5.48m @ 0.38g/t Au from 192.52m.
9,657,600 mN
BMDD250
3.00m @ 0.42g/t Au from 30.00m,
34.80m @ 1.26g/t Au from 87.20m
Incl. 10m @ 3.06g/t Au from 89.00m
BMDD249
7.60m @ 0.41g/t Au from 120.40m
BMDD267
2m @ 1.41g/t Au from 165m
BMDD275
1.76m @ 0.51g/t Au from 27.48m,
9.08m @ 0.58g/t Au from 43m,
16.47m @ 2.01g/t Au from 53.70
Incl. 7m @ 3.27g/t Au from 56m,
4.32m @ 0.96g/t Au from 80.27m.
BMDD253
3.41m @ 0.96g/t Au from 82.06m
BMDD274
1.65m @ 0.78g/t Au from 39.35m
BMDD273
1.62m @ 0.49g/t Au from 36.08m
9,657,300 mN
BMDD279
5m @ 1.13g/t Au from 41m,
3m @ 0.63g/t Au from 48m,
1.44m @ 2.72g/t Au from 140.56m,
10.49m @ 0.96g/t Au from 148.88m.
BMDD278
8.06m @ 0.65g/t Au from 63.56m,
6.30m @ 1.00g/t Au from 83.00m
3m @ 0.74g/t Au from 128.00m
LEGEND
Significant Intercept g/t Au
5 to 7.61
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Mineralized Zone Outline
390,900 mE
391,200 mE

25

Management’s Discussion and Analysis
August 31, 2023

Larger Development Project – Preliminary Metallurgical Results, Ongoing Test Work and Preliminary Results of a Bulk Sample

The Company continues to work on its mid-to-long-term larger development project and has received assay results from its 19-hole metallurgical variability sampling program on the Buckreef Main Zone. The samples were dispatched to SGS South Africa for the metallurgical test work.

The results are positive and significant for the Company because they continue to demonstrate: (i) continuity of mineralization down dip and along strike of the deposit; and (ii) excellent width and grade of mineralization.

Highlights include:

•	Hole BMMT015 intersected 28.0 m grading @ 10.68 g/t Au from 0 m;

•	Hole BMMT020 intersected 123.0 m grading @ 2.69 g/t Au from 3 m;

•	Hole BMMT009 intersected 121.0 m grading @ 2.96 g/t Au from 3 m;

•	Hole BMMT022 intersected 106.0 m grading @ 4.19 g/t Au from 85 m, 77 m grading @ 3.09 g/t from 241 m; and

•	Hole BMMT021 intersected 90.0 m grading @ 1.56 g/t Au from 139 m.

Detailed results are shown in Table 4 and locations are shown in Figure 9.

Figure 9: Map Showing Location of Metallurgical Drill Holes and Their Result Highlights

390,500 mE
391,000 mE
391,500 mE
392,000 mE
9,659,000
9,658,500 mN
9,658,000 mN
9 658 500 mN
9 658 000 mN
N
LEGEND
Significant Intercept g/t Au
5 to 52.4
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Mineralized Zone Outline
Section Lines
BUCKREEF GOLD COMPANY
METALLURGY
SIGNIFICANT INTERCEPT
MAP
metres

26

Management’s Discussion and Analysis
August 31, 2023

Table 4: Metallurgy Drill Hole Sample Results Summary

Metallurgy Samples Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMMT004	DD	391,096.8	9,657,894.8	1,217.7	127	-72	4.0	22.0	17.0	2.17	Msz	Oxidised and Mineralised shear zone

BMMT005	DD	391,134.7	9,657,947.9	1,217.6	119	-88	0.0	21.0	21.0	0.52	Msz	Oxidised and Mineralised Shear zone

BMMT006	DD	391,184.0	9,658,008.0	1,217.7	303	-77	4.0	15.6	11.6	0.68	Msz	Oxidised and Mineralised Shear zone

BMMT007	DD	391,223.8	9,658,080.1	1,214.7	304	-81	0.0	8.0	8.0	0.39	Msz	Oxidised and Mineralised Shear zone

BMMT008	DD	391,292.3	9,658,148.7	1,220.1	306	-77	2.0	94.0	89.0	1.72	Msz	Mineralised shear zone with Quartz Veining

BMMT009	DD	391,337.4	9,658,225.5	1,222.1	303	-82	3.0	124.0	121.0	2.96	Msz	Oxidised and Mineralised shear zone
							127.0	148.0	21.0	0.79	Msz	Shear zone with mild alteration
							152.0	157.0	5.0	0.2	Msz	Shear zone with mild alteration

BMMT010	DD	391,194.4	9,658,008.3	1,217.5	329	-87	69.0	86.0	17.0	3.82	Msz	Mineralised shear zone with strong alteration
							87.0	97.0	10.0	0.82	Msz	Shear zone with mild alteration
							100.0	129.0	29.0	3.28	Msz	Mineralised shear zone with strong alteration
							144.0	170.0	26.0	3.59	Msz	Mineralised shear zone with strong alteration

BMMT011	DD	391,112.2	9,657,940.2	1,217.5	136	-67	20.0	84.0	64.0	1.17	Msz	Mineralised shear zone with strong alteration
							85.0	114.0	29.0	0.37	Msz	Shear zone with mild alteration
							127.0	137.0	10.0	2.08	Msz	Mineralised shear zone with strong alteration

BMMT012	DD	391,253.7	9,658,097.7	1,215.1	242	-75	4.0	28.0	24.0	2.28	Msz	Mineralised shear zone with Quartz Veining

BMMT014	DD	391,055.0	9,657,666.9	1,218.3	90	-78	27.0	42.0	15.0	0.59	Msz	Mineralised shear zone with mild alteration

BMMT015	DD	391,231.1	9,658,072.9	1,215.3	310	-80	0.0	28.0	28.0	10.68	Msz	Mineralised shear zone with Quartz Veining

BMMT016	DD	391,353.7	9,658,331.9	1,223.4	306	-81	7.0	41.0	34.0	2.03	Msz	Mineralised shear zone with strong alteration
							49.0	76.0	27.0	1.45		Mineralised shear zone with strong alteration
							96.0	101.0	5.0	0.37	Msz	Shear zone with mild alteration

BMMT017	DD	391,469.3	9,658,387.0	1,219.9	142	-80	4.0	26.0	22.0	3.30	Msz	Oxidised and Mineralised shear zone

BMMT018	DD	391,521.8	9,658,681.8	1,218.6	126	-82	4.0	33.0	29.0	2.97	Msz	Mineralised shear zone with Quartz Veining
							43.0	53.0	10.0	0.34	Msz	Mineralised shear zone with mild alteration
							57.0	141.8	84.8	0.64	Msz	Mineralised shear zone with mild alteration
							143.0	169.0	26.0	0.63	Msz	Mineralised shear zone with mild alteration

BMMT019	DD	391,464.1	9,658,771.4	1,220.0	130	-67	50.0	78.0	28.0	2.33	Msz	Mineralised shear zone with strong alteration
							86.0	91.0	5.0	0.43	Msz	Mineralised shear zone with mild alteration
							100.0	111.0	11.0	0.55	Msz	Mineralised shear zone with mild alteration
							135.0	142.0	7.0	0.77	Msz	Mineralised shear zone with mild alteration
							161.0	167.0	6.0	0.55	Msz	Mineralised shear zone with mild alteration
							200.0	212.0	12.0	0.75	Msz	Mineralised shear zone with mild alteration
							214.0	218.0	4.0	0.32	Msz	Mineralised shear zone with mild alteration
							222.0	229.8	7.8	0.55	Msz	Mineralised shear zone with mild alteration

BMMT020	DD	391,519.4	9,658,607.6	1,219.9	126	-80	3.0	126.0	123.0	2.69	Msz	Mineralised shear zone with strong alteration
							128.0	130.0	2.0	1.55	Msz	Mineralised shear zone with strong alteration
							152.0	154.0	2.0	2.00	Msz	Mineralised shear zone with strong alteration
							202.0	208.0	6.0	2.82	Msz	Mineralised shear zone with strong alteration

BMMT021	DD	391,493.7	9,658,549.5	1,220.9	134	-85	2.0	80.0	78.0	0.58	Msz	Mineralised shear zone with quartz veining
							88.0	91.0	3.0	0.33	Msz	Mineralised shear zone with quartz veining
							118.0	126.0	8.0	0.54	Msz	Mineralised shear zone with mild alteration
							139.0	229.0	90.0	1.56	Msz	Mineralised shear zone with strong alteration
							238.0	245.0	7.0	0.95	Msz	Mineralised shear zone with mild alteration

BMMT022	DD	391,467.7	9,658,451.6	1,221.0	127	-82	42.0	54.0	12.0	0.3	Msz	Mineralised shear zone with mild alteration
							58.0	72.0	14.0	0.76	Msz	Mineralised shear zone with mild alteration
							85.0	191.0	106.0	4.19	Msz	Mineralised shear zone with strong alteration
							194.0	211.0	17.0	1.16	Msz
							213.0	240.0	27.0	1.78	Msz	Mineralised shear zone with strong alteration
							241.0	318.0	77.0	3.09	Msz	Mineralised shear zone with strong alteration
							321.0	338.0	17.0	2.95	Msz	Mineralised shear zone with strong alteration

Notes: Sample Protocol QA/QC – see footnote below. Sampled widths are not true widths. Of 19 holes drilled, 18 are reported, with the remaining hole unreported due to an incomplete intersection of the Main Zone.

27

Management’s Discussion and Analysis
August 31, 2023

As part of the metallurgical variability study, using core from the 19 hole drill program (18 sampled), the Company plans to assess the amenability of the sulphide material to be processed through the existing processing plant, using its relatively simple flowsheet. In turn, this may have positive implications for potential plant expansions. During Q2 2023, the Company, working with Ausenco, identified a metallurgical laboratory of good renown to complete this work which will encompass the first 5-7 years of production from the sulphide mine and processing operations at Buckreef Gold. This study will build on the prior work of SGSC on deeper parts of the mineral resource and data gathered during processing of the oxide, transitional mineral reserve. The samples were dispatched to SGS South Africa for the metallurgical test work.

The samples are being analyzed for:

•	Overall gold recoveries;

•	Process design to achieve those recoveries (grindability, retention times, straight CIL or flotation/regrind);

•	Any pregnant solution robbing or refractory mineralogy;

•	Acid Mine Drainage (if any) characteristics; and

•	Dry stack tailings characteristics.

Preliminary Bulk Sample Results

During the period May 3rd to May 13th 2023, Buckreef Gold took advantage of adverse wet weather conditions impacting the mine schedule to pivot and process over 6,615 tonnes of fresh (sulphide) ore through the existing processing circuit. The fresh (sulphide) ore performed as expected per the SGS metallurgical study reported previously on December 12, 2023. The results are preliminary, and indicative that the mine can successfully process both oxide and sulphide ore through its existing processing plant circuit.

Highlights include:

•	88.7% gold recovery on fresh (sulphide) mill feed. Early indications are that fresh (sulphide) ore can successfully be processed through existing processing circuit. This is consistent with results from the SGS preliminary study which indicated an 88% gold recovery on a crush – grind – CIL circuit;

•	At a throughput rate of 33.4 tonnes per hour the grinding circuit achieved 80.4% passing 75 microns

•	Approximately 6,615 tonnes of fresh ore processed during the 11-day test period of 3rd May to 13th May 2023;

•	Encouraged by these results to date, the Company will continue to refine the processing circuit in the belief that higher gold recoveries can be achieved.

Geotechnical Analysis Field Work

SGSC – Terrane Geoscience was awarded the geotechnical analysis work for the deeper pit design. Field work included a drilling program that constituted 5 holes for 1,571 meters. Associated detailed field work involving packer tests, downhole televiewer, co-axial rock strength testing and standard geotechnical logging of the footwall and hanging wall lithologies has been completed and analysis of results continues. Selected samples have been sent to a geomechanical laboratory in Canada for further analysis. The results of this work will be instrumental in determining pit slope angles for the ultimate pit.

28

Management’s Discussion and Analysis
August 31, 2023

Financial Highlights – Fourth Quarter and Year End 2023

For the three months ended August 31, 2023, Buckreef Gold poured 4,965 ounces of gold and sold 4,796 ounces of gold at an average realized price (net)1 of $1,936 per ounce. The Company recognized revenue of $9.2 million for the three months ended August 31, 2023.

Cost of sales, which includes production costs, royalties and depreciation, was $5.1 million generating a gross profit of $4.1 million or 44% during Q4 2023. After general and administrative expenses, revaluation of derivative financial instruments, foreign exchange, interest and other expenses, and income taxes, the Company recorded net income of $2.3 million for Q4 2023.

Q4 2023 ounces sold (4,796 ounces) generated positive operating cash flow of $2.7 million in Q4 2023. Positive operating cash flow is being used to fund value creating activities, including plant expansions, exploration, and advancing the larger development project.

At August 31, 2023, the Company had a cash balance of $7.6 million and working capital of $4.5 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement (non-cash).

For the twelve months ended August 31, 2023, Buckreef Gold produced and sold 20,759 and 20,864 ounces of gold, respectively. The Company recognized revenue of $38.3 million and cost of sales was $20.1 million generating a gross profit of $18.2 million or 47%. For the twelve months ended August 31, 2023, the Company recorded net income of $7.0 million and generated positive operating cash flow of $17.3 million which enabled further investment in the development and growth of Buckreef Gold.

Capital Expenditures

During the three months ended August 31, 2023, the Company incurred a total of $3.1 million in cash capital expenditures (including value added tax). Net additions increased as the Company continued to invest in infrastructure and development for the Buckreef Gold property during the quarter, including construction of a significantly expanded TSF ($1.7M), final payment on four new gensets with cabling to replace existing rental units ($0.5M), final payment on a new 1,000 tpd ball mill related to the processing plant expansion to 2,000 tpd ($0.4M), purchase of a cone crusher to improve crushing efficiency ($0.2M), study costs related to the larger development project ($0.4M), and capitalized pre-stripping mine development activity with FEMA to access a greater extent of ore, including higher grade blocks, which is expected to benefit production in F2024.

For the twelve months ended August 31, 2023, the Company incurred a total of $17.8 million in cash capital expenditures, mainly related to the list of items above combined with expenditures related to final commissioning of the 1,000+ tpd processing plant in November 2022, and one-time expenditures related to final road realignment around the Special Mining License which is expected to enable full life of mine access to the Main Zone.

29

Management’s Discussion and Analysis
August 31, 2023

Selected Financial Information

The following information has been extracted from the Company’s audited consolidated financial statements for the three and twelve months ended August 31, 2023 prepared in accordance with IFRS.

$(000's)	As at and for the three months ended August 31, 2023	As at and for the twelve months ended August 31, 2023	As at and for the three months ended August 31, 2022	As at and for the twelve months ended August 31, 2022
Net income (loss) and comprehensive income (loss) attributable to shareholders	1,401	2,250	(4,207)	(6,216)
Basic income (loss) per share	0.01	0.01	(0.02)	(0.02)
Diluted income (loss) per share	0.01	0.01	(0.02)	(0.02)
Total assets	84,200	84,200	71,845	71,845
Total long term financial liabilities	5,334	5,334	3,436	3,436

Financial Results

Three months ended August 31, 2023

	Three months ended
	August 31,
	2023	2022
Revenue	$9,187	$6,028
Cost of sales	(5,105)	(1,885)
Gross profit	4,082	4,143
General and administrative expense	(2,122)	(2,750)
Change in fair value of derivative financial instruments	1,635	(3,443)
Foreign exchange	1	(80)
Interest, net and other expense	(339)	(43)
Income tax expense	(948)	(177)
Net income (loss) and comprehensive income (loss)	$2,309	$(2,350)
Net income and comprehensive income attributable to non-controlling interests	908	1,857
Net income (loss) and comprehensive income (loss) attributable to shareholders	1,401	(4,207)

Revenue

For the three months ended August 31, 2023, the Company recognized revenue of $9.2 million (Q4 2022: $6.0 million). The increase in revenue compared to the prior year comparative period is primarily related to higher gold production and ounces of gold sold following final commissioning of the 1,000+ tpd processing plant in November 2022. During the period, the Company sold 4,796 ounces of gold (Q4 2022: 3,363 ounces) at an average realized price (net)1 of $1,936 per ounce (Q4 2022: $1,792 per ounce).

Cost of sales

Cost of sales for the three months ended August 31, 2023 was $5.1 million (Q4 2022: $1.9 million) and is comprised of production costs, (including mining, processing and site general and administrative costs), royalties and depreciation. Assets are depreciated on a straight-line basis over their useful life or depleted on a units-of-production basis over the reserves to which they relate.

30

Management’s Discussion and Analysis
August 31, 2023

In connection with the successful processing plant expansion which resulted in higher plant throughput and gold production, the Company changed the method of estimating the cost of its ore stockpiles effective September 1, 2022. The updated methodology estimates the cost of ore stockpiles based on estimated recoverable ounces of gold in ore stockpiles whereby the previous methodology was based on tonnes of ore in stockpiles. The net result is that higher costs are attached to higher grade ore and consequently, higher costs are charged to the statements of comprehensive income/(loss) during periods that higher grade ore is processed and sold (and vice versa). The Company believes this methodology better matches revenue and expenses and has been applied prospectively from September 1, 2022.

For the three months ended August 31, 2023, the Company recorded production costs of $4.0 million (Q4 2022: $1.5 million) and royalties of $0.7 million (Q4 2022: $0.4 million) based on a 7.3% statutory royalty rate in Tanzania. The increase in cost of sales, including production costs and royalties, compared to the prior year comparative period is primarily related to higher ounces of gold produced and sold following commencement of the 1,000+ tpd processing plant which was commissioned in November 2022.

On November 1, 2022, the Company declared commercial production for the 1,000+ tpd processing plant at Buckreef after successful construction, commissioning and ramp-up of processing to a steady state throughput of 1,000+ tpd. Upon declaration of commercial production, capitalization of mine development costs ceases, and depreciation of capitalized mine development costs commences. For the three months ended August 31, 2023, the Company recorded depreciation of $0.4 million (Q4 2022: $nil).

General and administrative expense

During the three months ended August 31, 2023, the Company recorded general and administrative expense of $2.1 million compared to $2.8 million for the prior year period. The variance compared to the prior year period was mainly due a decrease in share based expense as a result of vesting of equity based compensation for certain key management personnel in connection with their employment contracts.

Change in fair value of derivative financial instruments

During the three months ended August 31, 2023, the Company recorded a gain on change in fair value of derivative financial instruments of $1.6 million compared to a loss of $3.4 million in the prior year period. The gain on revaluation of derivative financial instruments is mainly related to revaluation of derivative warrant liabilities (valued using the Black Scholes option pricing model) and was principally due to the quarterly decrease in the Company’s share price (Q4 2023: $0.39, Q3 2023: $0.46).

Interest and other expense

During the three months ended August 31, 2023, the Company recorded interest and other expense of $0.3 million compared to $nil in the prior year period. The increase is primarily related to accretion of the provision for reclamation recorded during Q4 2023 as well as tax related fees and advisory services recorded in Tanzania recorded during the quarter.

Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the three months ended August 31, 2023, the Company recorded net income at Buckreef Gold and recognized income tax expense of $0.9 million (Q4 2022: $0.2 million), comprised of a current income tax expense of $0.2 million (Q4 2022: $0.2 million) and deferred income tax expense of $0.7 million (Q4 2022: $nil) based on current Tanzanian statutory tax rates.

31

Management’s Discussion and Analysis
August 31, 2023

Net income and comprehensive income

The Company reported net income for the three month period ended August 31, 2023 of $2.3 million ($1.4 million net income attributable to shareholders, basic and diluted earnings per share of $0.00) compared to a net loss of $2.4 million in the prior year period ($4.2 million net loss attributable to shareholders, basic and diluted loss per share of $0.02).The increase in net income compared to the prior year comparative period is primarily due to a gain on change in fair value of derivative financial instruments of $1.6 million (Q4 2022: $3.4 million loss) due to an decrease in the Company’s share price, and a decrease in in general and administrative expense (Q4 2023: $2.1 million, Q4 2022: $2.8 million) due a decrease in share based expense as a result of vesting of equity based compensation for certain key management personnel.

Twelve months ended August 31, 2023

	Twelve months ended
	August 31,
	2023	2022
Revenue	$38,320	$15,094
Cost of sales	(20,126)	(5,715)
Gross profit	18,194	9,379
General and administrative expense	(7,628)	(8,920)
Change in fair value of derivative financial instruments	3,305	(2,035)
Foreign exchange	212	167
Interest and other expense	(1,707)	(477)
Income tax expense	(5,331)	(436)
Net income (loss) and comprehensive income (loss)	$7,045	$(2,322)
Net income and comprehensive income attributable to non-controlling interests	4,795	3,894
Net income (loss) and comprehensive income (loss) attributable to shareholders	2,250	(6,216)

Revenue

For the twelve months ended August 31, 2023, the Company recognized revenue of $38.3 million (2022: $15.1 million). The financial statements for the comparable prior year period only present revenue, cost of sales and gross profit from December 1, 2021 to August 31, 2022 as Buckreef Gold early adopted amendments to International Accounting Standards (“IAS”) 16, Property, Plant and Equipment, as disclosed in the three and six months ended February 28, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures. The increase in revenue compared to the prior year comparative period is primarily related to higher gold production and ounces of gold sold following final commissioning of the 1,000+ tpd processing plant in November 2022. During the period, the Company sold 20,864 ounces of gold (2022: 8,598 ounces) at an average realized price (net)1 of $1,845 per ounce (2022: $1,756 per ounce).

Cost of sales

Cost of sales for the twelve months ended August 31, 2023 was $20.1 million (2022: $5.7 million) and is comprised of production costs (including mining, processing and site general and administrative costs) of $16.1 million (2022: $4.5 million), royalties of $2.8 million (2022: $1.1 million) based on a 7.3% statutory rate in Tanzania and depreciation. The increase in cost of sales, including production costs and royalties, compared to the prior year comparative period is primarily related to commencement of the 1,000+ tpd processing plant which was commissioned in November 2022.

32

Management’s Discussion and Analysis
August 31, 2023

Following commercial production declaration of the 1,000+ tpd plant in November 2022, the Company ceased capitalization of mine development costs and commenced depreciation of capitalized mine development costs. For the twelve months ended August 31, 2023, the Company recorded depreciation of $1.3 million (2022: $0.1 million).

As noted above, the prior year comparable period only presents cost of sales from December 1, 2021 to August 31, 2022 as Buckreef Gold early adopted amendments to IAS 16 as disclosed in the three and six months ended February 28, 2022 financial statements. Prior to that date, costs were capitalized to exploration and evaluation assets and expenditures.

General and administrative expense

During the twelve months ended August 31, 2023, the Company recorded general and administrative expense of $7.6 million compared to $8.9 million for the previous year comparable period. The decrease was mainly due to a reduction in share based expense as a result of vesting of equity based compensation for certain key management personnel, a decrease in insurance premiums, lower severance related expenses following personnel changes made during Q2 2022, and reclassification of certain costs incurred related to Buckreef Gold’s operating activities. Following adoption of amendments to IAS 16, Property, Plant and Equipment, during the year ended August 31, 2022, certain costs that were historically recorded in general and administration expense, were recorded in cost of sales.

Change in fair value of derivative financial instruments

During the twelve months ended August 31, 2023, the Company recorded a gain on derivative financial instruments of $3.3 million compared to a loss of $2.0 million in the prior year period. The gain on revaluation of derivative financial instruments is mainly related to revaluation of derivative warrant liabilities (valued using the Black Scholes option pricing model), and was principally due to a decrease in the Company’s share price (Q4 2023: $0.39, Q4 2022: $0.48).

Interest and other expense

During the twelve months ended August 31, 2023, the Company recorded interest and other expense of $1.7 million compared to $0.5 million in the prior year comparative period. The increase is primarily related to tax adjustments related to a 2012 – 2020 tax assessment in Tanzania that was issued during Q2 2023 and due to tax related fees and advisory services in Tanzania that was recorded during Q3 and Q4 2023.

Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the twelve months ended August 31, 2023, the Company recorded net income at Buckreef Gold and recognized income tax expense of $5.3 million (2022: $0.4 million), comprised of a current income tax expense of $1.0 million (2022: $0.4 million) and deferred income tax expense of $4.3 million (2022: $nil) based on current Tanzanian statutory tax rates.

Net income (loss) and comprehensive income (loss)

The Company reported net income for the twelve month period ended August 31, 2023 of $7.0 million ($2.3 million net income attributable to shareholders, basic and diluted earnings per share of $0.01), compared to a net loss of $2.3 million in the prior year period ($6.2 million net loss attributable to shareholders, basic and diluted loss per share of $0.02). The increase in net income is primarily the result of an increase in gross profit of $18.2 million (2022: $9.4 million) following an increase in revenue of $38.3 million (2022: $15.1 million) and cost of sales of $20.1 million (2022: $5.7 million) during the twelve months ended August 31, 2023. This, combined with a gain on change in fair value of derivative financial instruments of $3.3 million (2022: $2.0 million loss) due to a decrease in the Company’s share price, a decrease in general and administrative expense (2023: $7.6 million, 2022: $8.9 million) due to a reduction in share based expense as a result of vesting of equity based compensation for certain key management personnel, lower insurance premiums and lower severance related expense, was partially offset by an increase in interest and other expenses of $1.7 million (2022:$0.5 million) and an increase in income tax expense of $5.3 million (2022: $0.4 million) following recognition of net income at Buckreef Gold.

33

Management’s Discussion and Analysis
August 31, 2023

Summary of Quarterly Results

($(000's), except per share amounts)
US$ unless otherwise stated	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2022 Q4	2022 Q3	2022 Q2	2022 Q1

Net income (loss) and comprehensive income (loss)	2,309	(374)	(50)	5,160	(2,350)	3,188	(1,002)	(2,158)
Net income (loss) and comprehensive (income) loss attributable to:
Non-controlling interests	908	890	1,349	1,648	1,857	1,217	956	(136)
Common shareholders	1,401	(1,264)	(1,399)	3,512	(4,207)	1,971	(1,958)	(2,022)
Net income (loss) and comprehensive income (loss)	2,309	(374)	(50)	5,160	(2,350)	3,188	(1,002)	(2,158)

During the three months ended August 31, 2023, the Company reported net income of $2.3 million ($1.4 million net income attributable to shareholders), compared to a net loss of $0.4 million ($1.3 million net loss attributable to shareholders) in the prior quarter (Q3 2023). The increase in net income compared to the prior quarter is primarily due to a gain on change in fair value of derivative financial instruments of $1.6 million (Q3 2023: $0.7 million loss) due to a decrease in the Company’s share price.

Liquidity and Capital Resources

At August 31, 2023 the Company had $7.6 million of cash (August 31, 2022 - $8.5 million) and working capital of $4.5 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement (non-cash) (August 31, 2022 - $7.3 million).

The decrease in cash of $0.9 million over August 31, 2022 was primarily due to an increase in capital investment in infrastructure and development for Buckreef Gold (2023: $17.8 million), predominantly offset by an increase in operating cash flow (2023: $17.3 million). During Q4 2023, the Company poured 4,965 ounces of gold (Q4 2022: 3,619) and sold 4,796 ounces of gold (Q4 2022: 3,363), which contributed to positive operating cash flow of $2.7 million during Q4 2023 (Q4 2022: $2.4 million). For the twelve months ended August 31, 2023, the Company produced and sold 20,759 and 20,864 ounces of gold, respectively (2022: 8,874 and 8,598 ounces, respectively) generating operating cash flow of $17.3 million (2022: $3.0 million). The increase in operating cash flow was partially offset by an increase in capital expenditures related to the final commissioning of the expanded 1,000+ tpd processing plant, expenditures related to the processing plant expansion to 2,000 tpd, capitalized pre-stripping mine development, expenditures related to final road realignment around the Special Mining License, construction of a significantly expanded TSF, development drilling related to the diamond drill program with STAMICO, study costs related to the larger development project and the purchase of four new gensets to replace rental units.

To help supplement the Company’s liquidity and to fund productivity enhancing purchases, during Q4 2022 the Company announced that its operating subsidiary, Buckreef Gold, entered into a pre-paid gold purchase agreement with a contract price totaling US$5.0 million with OCIM. The total contract price can be made available to Buckreef Gold in tranches with a $2.5 million upfront tranche and further tranches to be drawn over the next 18 months at Buckreef Gold’s option. During Q1 2023, the Company drew down the first tranche of $2.5 million in exchange for delivering 434 ounces of gold per quarter, commencing February 2023, for a total of 1,735 ounces of gold over four quarters. On July 11, 2023, the Company drew $1.0 million from the second tranche of the Agreement in exchange for delivering 46 ounces of gold per month, commencing October 2023, for a total of 603 ounces of gold over four quarters. Subsequent to year end, the Company drew an additional $1.5 million from the second tranche of the Agreement.

34

Management’s Discussion and Analysis
August 31, 2023

During Q3 2023, the Company entered into a series of gold zero-cost collar contracts for 1,800 gold ounces per month totaling 9,000 gold ounces to be settled from April 2023 to August 2023, at a maximum and minimum gold price of $2,030 and $1,825 per gold ounces respectively. During the year ended August 31, 2023, gold zero-cost collar contracts for a total of 9,000 gold ounces expired unexercised. As at August 31, 2023, there were no gold zero-cost collar contracts outstanding.

During Q3 2023, the Company announced that it entered into an At The Market Offering Agreement (“ATM”) with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent, pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $10 million. If the Company chooses to sell shares under the ATM Offering, the Company intends to use the net proceeds of this offering for working capital and for other general corporate purposes. To date, no shares have been sold under the ATM agreement.

In addition, to provide the Company with access to supplementary liquidity, during Q2 2022, TRX Gold entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”). This agreement provides TRX Gold with the right to sell up to $10 million of its shares to Lincoln Park over a 36-month period at its sole discretion. TRX Gold will control the timing and amount of any sales to Lincoln Park and will use the proceeds as needed to develop the Buckreef Gold asset. During Q3 2023, the Company made one sale totaling 200,000 of its common shares to Lincoln Park for total proceeds of $110,000.

As of August 31, 2023, the Company has accumulated losses of $121.4 million since inception (August 31, 2022: $123.7 million).

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at August 31, 2023 these licenses remained in good standing and the Company is up to date on license payments.

Contingencies

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company may enter into related party transactions that are in the normal course of business. Transactions with Related Parties disclosure can be found in Note 18 of the Consolidated Financial Statements for the year ended August 31, 2023.

35

Management’s Discussion and Analysis
August 31, 2023

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders on August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”) (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 40-F Annual Report for the year ended August 31, 2022, and the Information Circular dated January 21, 2022, filed on SEDAR+ on January 27, 2022.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan, we refer you to the copy of the Omnibus Plan previously filed as an exhibit with the SEC and on SEDAR+. The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Changes in Accounting Polices and Critical Accounting Estimates and Judgements

Significant accounting policies as well as any changes in accounting policies are discussed in Note 3 “Significant Accounting Policies” and Note 4 “Significant Accounting Judgments, Estimates and Assumptions” of the Company’s Consolidated Financial Statements for the year ended August 31, 2023.

36

Management’s Discussion and Analysis
August 31, 2023

Non-IFRS Performance Measures

Average realized price per ounce of gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing revenue by ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings.

	Three Months Ended	Three Months Ended	Twelve Months Ended	Twelve Months Ended
	August 31, 2023	August 31, 2022	August 31, 2023	August 31, 2022
Revenue per financial statements	$9,187	$6,028	$38,320	$15,094
Revenue recognized from OCIM prepaid gold purchase agreement	(742)	-	(2,227)	-
Revenue from gold spot sales	8,445	6,028	36,093	15,094
Ounces of gold sold[1]	4,796	3,363	20,864	8,598
Ounces of gold sold from OCIM prepaid gold purchase agreement	(434)	-	(1,301)	-
Ounces from gold spot sales[1]	4,362	3,363	19,563	8,598
Average realized price (gross)	$1,916	$1,792	$1,837	$1,756
Average realized price net OCIM prepaid gold purchase agreement	$1,936	$1,792	$1,845	$1,756
[1] Note that the ounces of gold sold for the Twelve Months Ended August 31, 2022 does not include 390 ounces as Buckreef Gold early adopted the IAS 16 amendment as disclosed in the three and six months ended February 28, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures.

Cash cost per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. Upon declaration of commercial production of the 1,000+ tpd processing plant in Q1 2023, capitalization of mine development costs ceased, and depreciation of capitalized mine development costs commenced. As the Company uses this measure to monitor the performance of our gold mining operations and its ability to generate positive cash flow, beginning in Q1 2023, total cash cost per ounce of gold sold starts with cost of sales related to gold production and removes depreciation. The following table provides a reconciliation of total cash cost per ounce of gold sold to cost of goods sold per the financial statements for the three and twelve months ended August 31, 2023.

	Three Months Ended	Three Months Ended	Twelve Months Ended	Twelve Months Ended
	August 31, 2023	August 31, 2022	August 31, 2023	August 31, 2022
Cost of sales per financial statements	$5,105	$1,885	$20,126	$5,715
Less: Depreciation	$(396)	$50	$(1,259)	$(122)
Total cash cost	$4,709	$1,935	$18,867	$5,593
Ounces of gold sold[1]	4,796	3,363	20,864	8,598
Cash cost per ounce of gold sold	$982	$575	$904	$651

[1] Note that the ounces of gold sold for the Twelve Months Ended August 31, 2022 does not include 390 ounces as Buckreef Gold early adopted the IAS 16 amendment as disclosed in the three and six months ended February 28, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income (loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

37

Management’s Discussion and Analysis
August 31, 2023

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

•	Change in fair value of derivative financial instruments;

•	Accretion related to the provision for reclamation;

•	Share-based compensation expense; and

•	Tax adjustments related to a prior period tax assessment (2012-2020).

The following table provides a reconciliation of net income (loss) and comprehensive income (loss) to Adjusted EBITDA per the financial statements for the three and twelve months ended August 31, 2023.

	Three Months Ended	Three Months Ended	Twelve Months Ended	Twelve Months Ended
	August 31, 2023	August 31, 2022	August 31, 2023	August 31, 2022
Net (loss) income and comprehensive (loss) income per financial statements	2,309	(2,350)	7,045	(2,322)
Add:
Depreciation	396	(50)	1,259	122
Interest and other non-recurring expenses	240	43	859	477
Income tax expense	948	177	5,331	436
Change in fair value of derivative financial instruments	(1,635)	3,443	(3,305)	2,035
Share-based payment expense	562	988	2,501	3,113
Adjusted EBITDA	2,820	2,251	13,690	3,861

The Company has included “average realized price per ounce of gold sold”, “cash cost per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this MD&A as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Disclosure of Outstanding Share Data

As at August 31, 2023, there were 277,625,317 common shares outstanding, 38,968,037 share purchase warrants outstanding, 3,473,077 RSUs outstanding, nil PSUs/DSUs outstanding, and 15,436,000 stock options outstanding.

Risks Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most mineral exploration and development companies and include, among others: project ownership, exploration and development risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company’s Form 40-F Annual Report for the year ended August 31, 2023 filed with the SEC on November 29, 2023 and on SEDAR+ as the Company’s Annual Information Form on November 29, 2023.

38

Management’s Discussion and Analysis
August 31, 2023

Internal Control Over Financial Reporting (“ICFR”)

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2023. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, management concluded that ICFR were not effective for the year ended August 31, 2023 due to the following material weaknesses: (i) the Company had not implemented and tested all of the Company’s key controls, including information technology general controls, ICFR and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework.

Remediation of Material Weaknesses

The control deficiencies described above were concluded on by management during the year ended August 31, 2023. The Company has prioritized the remediation of the material weaknesses and is working under the oversight of the Audit Committee to resolve the issue.

During the year ended August 31, 2023, the Company continued to strengthen its internal controls and are committed to ensuring that such controls are designed and operating effectively. The Company is implementing process and control improvements and management made the following changes during the year to improve the internal control framework, including the following:

•	Engaged a third-party service provider to design and implement an enhanced internal control environment framework. During the year, the Company continued to develop a set of key risk control matrices by business cycle and by entity, including key controls, business processes and policies to enhance the maturity level of the Company’s internal control environment. The Company also continued to develop narratives and process maps for each key business cycle as conducted through walkthroughs with management, staff and its third-party information technology services provider within all key business cycles. Management has been implementing the newly designed internal control framework, conducting testing to ensure implemented controls are operating as intended, and is remediating any identified control gaps.

•	The Company implemented a new enterprise resource planning (“ERP”) system during the year ended August 31, 2023 across the entire group to help automate certain reconciliations and manual processes and to increase the efficiency and accuracy of the financial statement preparation and review process. The ERP also reduced the risk of manual spreadsheet errors and formalize procedures around validation of completeness and accuracy of spreadsheets related to account reconciliations. The Company will continue to expand on the use of the software tool to help manage month-end and quarter-end activities.

•	Continued to build an experienced finance team at Buckreef Gold Company Limited, the Company’s operating subsidiary, with several internal personnel changes, including a new site Finance Superintendent and additional headcount to enhance review and approval of invoices, journal entries and reconciliations, improve segregation of duties and to optimize the Company’s financial reporting close process.

•	Continued focus related to preparation of formal accounting memorandums and accounting models to support conclusions on technical accounting matters, and the development and use of checklists and research tools to assist in compliance with IFRS with regard to complex accounting issues.

39

Management’s Discussion and Analysis
August 31, 2023

During the year ended August 31, 2023, the Company worked with a third-party service provider to design and document a new and improved system of internal controls and is currently in the process of implementing and testing the operating effectiveness of these newly designed key controls with the goal of remediating the material weakness identified. However, as at August 31, 2023, the Company has been unable to complete this implementation by the required reporting date due to limited time and resources. Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company.

It is the Company’s intention to remediate the material weakness and has engaged a third-party service provider to assist in the review, evaluation and testing of the Company’s controls and procedures in a timely manner over the course of F2024.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE American trading under the symbol “TRX”. Additional information about the Company and its business activities is available on SEDAR+ at www.sedarplus.ca; with the SEC at sec.gov; and the Company’s website at www.TRXgold.com.

Approval

The Board of Directors of TRX Gold Corporation has approved the disclosure contained in this year end MD&A. A copy of this year end MD&A will be provided to anyone who requests it. It is also available on the SEDAR+ website at www.sedarplus.ca.

40

Management’s Discussion and Analysis
August 31, 2023

Endnotes

1 Refer to “Non-IFRS Performance Measures” section.

2 Notes Regarding Sample Protocol QA/QC: The sample chain of custody is managed by the Buckreef Gold geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA/QC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis are performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this MD&A are from Buckreef Main Zone NEE prospect. The prospect is an extension of the known Buckreef Main Zone. The intercepts confirm a continuity of over 200 m of known Buckreef main deposit to the North east. The intersections reported here are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

41